FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2005.

Total number of pages: 46

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2005 (FROM APRIL 1, 2004 TO MARCH 31, 2005) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2005

(FROM APRIL 1, 2004 TO MARCH 31, 2005)

CONSOLIDATED

Released on April 25, 2005

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 25, 2005

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Financial Results (from April 1, 2004 to March 31, 2005)

	Japanese yen (Millions except per share amounts)
	Year ended March 31,
	2005	2004
Net sales	¥485,861	¥277,497
Percent change from the previous period	75.1%	-
Operating income	53,665	22,015
Percent change from the previous period	143.8%	-
Income before provision for income taxes	57,290	19,639
Percent change from the previous period	191.7%	-
Net income	33,455	16,089
Percent change from the previous period	107.9%	-
Net income per share- basic	479.74	251.14
Net income per share- diluted	456.58	241.53

Net income per Shareholders’ equity	21.1%	16.2%
Income before provision for income taxes per gross capital	12.3%	5.6%
Income before provision for income taxes per net sales	11.8%	7.1%

Notes:

1. Equity in net income of affiliated companies:

¥(34) million for the year ended March 31, 2005

¥2,522 million for the year ended March 31, 2004

2. Change in accounting method: Not applicable

3. Average number of shares issued and outstanding (consolidated):

69,734,952 shares for the year ended March 31, 2005

64,062,509 shares for the year ended March 31, 2004

4. Percentage changes of net sales, operating income, income before provision for income taxes and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	March 31,
	2005	2004
Total assets	¥484,173	¥443,886
Shareholders’ equity	207,040	110,046
Shareholders’ equity to total assets	42.8%	24.8%
Shareholders’ equity per share	¥2906.37	¥1,692.91

Note:

Number of shares issued and outstanding (consolidated):

71,236,861 shares at March 31, 2004

65,003,538 shares at March 31, 2004

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions except per share amounts)
	March 31
	2005	2004
Net cash provided by operating activities	¥44,333	¥31,410
Net cash used in investing activities	(45,888)	(21,133)
Net cash used in or provided by financing activities	(2,494)	32,494
Cash and cash equivalents at the end of the period	¥70,111	¥73,392

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 89

Number of non-consolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 4

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 4

Number of companies excluded from consolidation: 3

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from accounting by the equity method: 3

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2006)

	Japanese yen (Millions except per share amounts)
	For the six months ended September 30, 2005	For the six months ended March 31, 2006
Net sales	¥245,000	¥520,000
Operating income	25,000	55,000
Income before income taxes and minority interests	25,000	55,000
Net income	¥15,000	34,000
Net income per share		¥477.28

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 89 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Sankyo Seiki Mfg. Co., Ltd. and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Sankyo Seiki Mfg. Co., Ltd.

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Sankyo Seiki Mfg. Co., Ltd. and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Sankyo Seiki Mfg. Co., Ltd.

Machinery	Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Sankyo Seiki Mfg. Co., Ltd.

	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Tokyo Pigeon Co., Ltd.
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd. and Nissin Kohki Co., Ltd.
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Sankyo Shoji Co., Ltd.
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation.
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from this fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 15 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NPMC segment comprises Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The SNKC segment comprises Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and electronic and optical components.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NSKC segment comprises Nissin Kohki Co., Ltd., a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec Corporation and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

Nidec paid an interim dividend per share of ¥20.00 for the year ended March 31, 2005 which was increased by ¥5.00 to the originally announced dividend of ¥15.00. In the same way, Nidec decided to pay a year end dividend of ¥25.00 which was also increased by ¥5.00 from the previously announced to reflect the preferable results for the year ended March 31, 2005. As a result, the dividend payment per share for the year ended March 31, 2005 is total ¥45.00, increased ¥15.00 compared to the previous year.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share splits to date, as exemplified by the one-to-two share split it implemented in May 2000.

4) Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities.

Nidec's present focus in this context is on securing a Group's future overseas manufacturing base in Vietnam as a means to lessen the Company's increased dependence on China.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Sankyo Seiki Mfg. Co., Ltd to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches. We opened Motor Engineering Research Laboratory within our Tokyo Office in April 2005. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. In April 2004, the new establishment of Internal Audit & Management Advisory Department with a unique functionality is also a part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations.

D. Since April 2003, Nidec implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle in Sankyo Seiki Mfg. Co., Ltd. to shift their focus from reviving to active growth.

7). Basic Concept of Corporate Governance and Implementation Status of Measures

(Basic Concept of Corporate Governance)

Nidec Corporation and its consolidated subsidiaries (“Nidec”) has made maximum effort to strengthen management and management systems, aiming at the maximization of corporate value with the motto of “high growth, high profit and high share prices”. We believe that the maximization of corporate value from a long-term point of view will contribute to the maximization of profit not only for our shareholders but also of other stakeholders, including our customers, suppliers and employees. Accordingly, Nidec has coped with the strengthening of corporate governance, which governs its corporate activities toward maximization of corporate value and we have adopted a system of board of directors and auditors, corresponding to our history of incorporation and characteristics. In this connection, while we have adopted a business function system to clarify the locus of responsibilities, the board of directors and auditors assume a monitoring function and we have established the Management Council and the Managing Directors’ Meeting for business operation. Nidec has set out the term of each director as one year to clarify management responsibility in each fiscal year and established a compensation system of officers linked to performance. We abolished bonuses for retiring officers as of December 31, 2004 to transform the compensation system to that with a stronger link to corporate business results.

Nidec Corporation, as a NYSE-listed company, has established an internal control system, as required by the Sarbanes-Oxley Act and newly established the Internal Audit & Management Advisory Department, a department devoted exclusively to maintaining the effectiveness of and improvement in the internal control system in an effort at enhancement in the soundness and transparency of management.

(Implementation Status of Measures for Corporate Governance)

(a) Status of Management Control Organization related to Corporate Management Decision Making, Execution and Audit and other Corporate Governance System

(1) Details of Corporate Organizations

Nidec has adopted the corporate auditor system and does not have any intention of being transformed into a company establishing committees. Currently, three of the four auditors are outside auditors and we have appointed persons who are experts and can monitor and audit management with their expertise and experience. While outside directors have not been appointed, we employ many competent persons widely from the outside and appoint directors from among them who are experienced and of an executive ability. By information disclosure through active IR activities, we have attempted to make management transparent as well as reflect the perspectives of shareholders in corporate management through feedback of requests from shareholders to management.

For our principal organizations, in addition to the general meeting of shareholders, representative director, board of directors, corporate auditors as provided for in the Commercial Code, a the Management Council and the Managing Directors’ Meeting have been established. The Management Council holds meetings on a monthly basis, in which discussions on business operation policy on the basis of results in the previous month are made by the representative director and other executives. The Managing Directors’ Meeting convenes on a weekly basis, in which discussions are made on important issues of management by the Executive Vice President and officers above the rank of Managing Director.

(2) Status of Improvement of Internal Controls

Nidec, as a NYSE-listed company, has organized an internal control system in its financial reporting, as required by the US Sarbanes-Oxley Act, Article 404 and has made efforts at improvement of the system to increase the credibility of financial statements and soundness and transparency of management.

In September 2004, Nidec established the basic policy of internal control of Nidec Corporation and our affiliates as the “Nidec Policy Manual” and as an implementation organization, established the Internal Audit & Management Advisory Department which is a department dedicated exclusively to internal control in April 2004. The Internal Audit & Management Advisory Department has the role of conducting business and accounting audits of all the consolidated companies independently of the audit by corporate auditors and instructing the examination and improvement of the internal control system.

As we recognize it is very important to have the involvement of outside experts, including consultants, we also request them to actively provide opinions.

(3) Status of Improvement of Risk Management System

Nidec has provided “Regulations for Risk Management” in order to establish a risk management system and has organized a Risk Management Committee and Risk Management Office. The Risk Management Committee was established under Board of Directors, which develops annual policy and based on this, each business function manager and department head prepare and implements the annual plan to make regulations for risk management thoroughly understood, response and reporting made thoroughly. While the Risk Management Office works as a supportive organization, compiling and reporting proceedings, the Internal Audit & Management Advisory Department conducts audits of the overall organization of the risk management system.

Apart from the “Regulations for Risk Management” provided in relation to day-to-day risk management, “Regulations for Crisis Management” has also been enacted in preparation for situations where risk emerges and an actual response to a crisis becomes necessary.

(4) Internal Audit and Audit by Corporate Auditors and Status of Accounting Audit

As for accounting audit, Nidec Corporation has entered into an audit engagement with ChuoAoyama Audit Corporation and Nidec Corporation is subject to accounting audit under Commercial Law and Securities and Exchange Law. Accounting auditors conduct accounting audits on financial statements from the standpoint of the independent third party and report the result including the comment and the points to be improved to Nidec.

Regime of accounting audit for the year ended March 31, 2005 is as follows;

Accountant’s name and years of involvement (The parenthetic figures show the years of involvement as of March 31, 2005)
Designated Partner and Engagement Partner	Yukihiro Matsunaga (5 years) Yasushi Kozu (16 years) Kazumi Fukai (1 year) Hirokaze Hanai (1 year)

Assistant members of audit engagement team
Accountant	4 persons
Junior Accountant	9 persons
Others	10 persons

Corporate auditors conduct business operating audits on a regular basis and share the report to improve the efficiency of the audit through auditor meeting. Also the details of audits are reported to the Board of Directors every month, in which the points to be improved are indicated and they are checked again in the following audit. In addition, the Internal Audit & Management Advisory Department checks the mechanism and operation of internal controls in detail and gives instruction to prevent future problems from occurrence.

(5) Status of Improvement of Compliance System

In our compliance system, relevant committees, functioning under the oversight of the Board of Directors, formulate annual guidelines, along which respective functional managers and department heads map out and implement yearly execution plans to ensure conformance of Nidec’s code of ethics, response and reporting. While the Compliance Office supports and compiles and reports proceedings, the Internal Audit & Management Advisory Department inspects improvement of the overall system.

In order for thorough compliance, an internal whistle-blowing system has been established, which protects whistle blowers.

As a code of ethics, the following seven items are provided.

a) Prohibition of acts of conflicts of interest and competitive work

b) Disclosure of correct information

c) Confidentiality

d) Prohibition of unfair transactions

e) Protection and proper use of company assets

f) Compliance with laws and regulations

g) Obligation to report irregularities

(b) Outline of Personal Relationships, Capital Relationships or Transactional Relationships and other Interests between Nidec, Outside Directors and Outside Auditors

Nidec has not appointed outside directors. There is no personal, capital or transactional relationships and other interests between Nidec and outside auditors.

(c) Status of Implementation of Measures for Enhancement of Corporate Governance of Nidec for the last one year

April 2004

Establishment of Internal Audit & Management Advisory Department

September 2004

 Enactment of “Nidec Policy Manual”

December 2004

Abolition of Bonuses for Retiring Officers

3. Operating and Financial Review and Prospects

1) Operating Results

Overview

The business environment in 2004 progressed rather favorably as a result of expansion of global IT digital markets and a recovery in capital investment demand in the Japanese economy. In the second half of the year, however, while materials prices soared due to a steep rise in the price of oil and shortages occurred in materials supplies in connection with the continued high growth of the Chinese economy, inventory adjustment of IT digital products were made and the selling price dropped, all of which became factors affecting our business. Under such a business environment, our consolidation succeeded in exceeding past results in net sales and income. In the small precision motors segment, we were able to expand performance steadily throughout the year owing to new technology and new products brought to the market. Management improvements in Sankyo Seiki Mfg. Co., Ltd. (“Sankyo Seiki”), which was one of our big tasks for this year, could achieve results better than expected, partly because of strong operations of the robot business for liquid crystals. In all other fields in general, the speed of business expansion has slowed down since the end of last year as a result of a steep rise in materials prices, including steel and inventory adjustment and price reductions in the IT market. We also made a capital increase through a public offering of 5 million shares in June 2004 (in connection with this, in July 2004, allocation of 620,000 new shares to a third party), which completed our capital increase.

As a result, current consolidated results recorded a large increase in revenues and income as compared to the previous period, which exceeded the increased amount of the revised forecast in the interim period and we succeeded in exceeding past results in net sales and income. Net sales were approximately ¥485,900 million, an increase of 75.1% from the previous period and operating income was approximately ¥53,700 million, largely increased to be 2.4 times as compared to the previous period. In this connection, consolidated net income largely increased to be more than double the previous period to approximately ¥33,500 million.

Consolidated Operating Results

Current consolidated net sales were ¥485,861 million, a large increase of 75.1% as compared to the same period of the previous period, approximately ¥208,400 million. In net sales, the impact of ¥178,000 million from the additional consolidation by incorporation of Nidec Copal Corporation (“Nidec Copal”), Nidec Copal Electronics Corporation (“Nidec Copal Electronics”) and Sankyo Seiki was included. After excluding the impact, the increase in net sales was ¥30,400 million, an increase of 12.3% as compared to the previous period. Approximately ¥8,000 million declined due to the yen’s appreciation against the dollar, and taking this into consideration, the increase in revenues was approximately ¥38,400 million, or 15.5%. Details will be described by segment below.

Operating income was ¥53,665 million, an increase of 143.8% as compared to the previous period, which achieved an increase of approximately ¥31,700 million. Operating income from Machinery segment and Electronic and optical components increased by the impact from the scope of expansion on consolidation. The increase in the small precision motors segment was approximately ¥8,700 million, however, operating income from the mid-size motors segment decreased. A major factor for the increase in operating income of small precision motors was the rapid rise in demand for high added value goods of 2.5 inches or smaller, including micro drive use of spindle motors for HDD. On the other hand, in the mid-size motor business, in addition to the increase in development of in-car motors and investment in China’s Pinghu district as a result of a decrease in the sales price of both home appliances and industrial use and a sharp rise in the procurement price of steel, etc., income largely deteriorated. Operating income of approximately ¥53,700 million will actually be approximately ¥50,000 million less profits from winding-up and returning substitution of welfare pensions fund and losses from the appropriation of temporary expenses for structural reform of consolidated companies.

Income before provision for income taxes were ¥57,290 million, a large increase of approximately ¥37,700 million, or 191.7%, as compared to the previous period. Operating income increased by approximately ¥31,700 million as compared to the previous period and exchange gains accrued for non-operating income and achieved an increase of approximately ¥6,000 million (recorded exchange loss in the previous period).

Net income was ¥33,455 million, a large increase of approximately ¥17,400 million. The tax burden rate, including corporate income tax decreased by approximately 5.2 percent point as compared to the previous period. Minority interests increased due to the expansion in the scope of consolidation.

Here, we will briefly refer to the consolidated results for Q4 (the fourth quarter of the current period). Consolidated net sales for Q4 were ¥121,232 million, a decrease of approximately ¥7,000 million, 5.5% as compared to Q3 (the third quarter of the current period). Provided, that they increased by approximately ¥27,100 million, or 28.7%, as compared to Q4 in the previous period. Operating income was ¥15,088 million, which increased approximately 4.0% as compared to Q3. As was stated above, temporary income is included in Q4, and decreased by approximately ¥3,000 million in operating income as compared to the quarter immediately preceding after excluding the temporary income. In particular, in the current Q4, the factor of decreased income was the income decrease in the business segments other than small precision motors. Cost increase as a result of the price rise in steel, etc., and a decrease in sales for mid-size motors, capital investment demand passed its peak for machinery, and a sales decrease through an inventory adjustment and a decrease in sales price of electronic and optical components also affected net sales.

Business Segment

a) Small Precision Motors

Net sales of “small precision motors” segment increased by approximately ¥50,200 million, or 29.1%, as compared to the previous period, to ¥222,714 million. In the HDD motor segment, net sales increased by 11.5% as compared to the previous period and unit shipment increased by 20.4%. Therefore, the average sales price on a yen basis dropped by slightly less than 9% as compared to the previous period. As for the exchange rate in the current period, the yen appreciated by approximately 5% and it is estimated that it dropped approximately 4% at an annualized rate on a dollar basis. The factor for the small range of decrease in the average sales price was the increase in sales volume of high priced goods of 1.8 inches or smaller. In other DC motor (including those for DVDs) segments, net sales increased by approximately 79.0% as compared to the previous period, as the sales of Sankyo Seiki, etc., were added as a result of expansion in the scope of consolidation. Provided, that after excluding the impact, business progressed favorably for Nidec Corporation and its direct-line subsidiaries, as sales amounts increased approximately 8% and unit shipment increased approximately 25% as compared to the previous period. While a decrease in the average sales price was approximately 14% at an annualized rate, this includes the impact of a stronger yen and changes in product mix. Net sales of fan motors also increased by approximately 32% as compared to the previous period, due to a slight impact from expansion in the scope of consolidation. Provided, that the core of increase in net sales was that of Nidec Corporation and its direct-line subsidiaries, which largely increased by approximately 30% as compared to the previous period. In terms of unit shipment, it only increased by approximately 11%. The factor for the increase was the increase in high priced goods, including those for high end PCs and servers and for high end MPU coolers. In this connection, operating income from the segment increased by approximately ¥8,700 million, or 50.0%, as compared to the previous period, to ¥26,023 million. One of the factors for the increase was the expansion of fluid dynamic bearing (“FDB”) motors which reached 95% of the total, which improved profitability, accompanying the increase in the adoption of new types. Another factor was the increase in composition of high added value products of 2.5 inches or smaller, including micro drives. Improvement in profitability by a large increase of unit shipment in DCM, mainly for optical disks can also be pointed out as another factor.

b) Mid-size Motors

Net sales of “mid-size motors” segment increased by approximately ¥3,000 million, or 9.2%, to ¥35,564 million as compared to the previous period. The increase in revenues was due to a sales increase in motors for home appliances, including air conditioners, and industrial use. Net sales of motors for power steering remained almost unchanged as a result of a change to sales of motors without electronic control devices in mid-stream during the previous period. From the said sales situation, profitability lowered as we could not overcome the decrease in sales price and the increase in steel prices in addition to that sales on orders have largely decreased both for home appliances and industrial use in the second half of the year. Accordingly, in this segment, operating income largely decreased by approximately ¥1,700 million mainly due to a steep rise in the price of steel (approximately more than 2,000 million) as compared to the previous period, to ¥256 million. This segment is now in the course of structural reform of business, aiming at cost reductions by transfer of production overseas and deployment in China, while tackling the plan of making DC motors brushless, development of new products and markets.

c) Machinery

Net sales of “machinery” segment were ¥76,957 million, an increase of approximately ¥45,700 million, or 146%. Out of which, ¥39,400 million was the result of Nidec Copal and Sankyo Seiki from an expansion in the scope of consolidation and the increase of approximately ¥6,300 million in differences was achieved through existing consolidated subsidiaries, which increased by 23% as compared to the previous period. In this segment, operating income increased due to digital information devices and liquid crystal related devices as a result of the expansion in the scope of consolidation and all the products related to capital investment, including the precision press of Nidec-Kyori Corporation, inspection equipment of Nidec-Read Corporation, various semiconductor manufacturing equipment of Nidec Tosok Corporation (“Nidec Tosok”), increased in revenues and income. However, in the fourth quarter of the current period, sales on orders rapidly declined. As a result, operating income in the segment recorded ¥11,986 million, which was a large increase by approximately ¥9,600 million, exceeded five times.

d) Electronic and optical components

The “electronic and optical components” segment is a new field appropriated from the current period as a result of expansion in the scope of consolidation. It includes the products of Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon Corporation (“Nidec Nemicon”). Net sales in the current period in the segment were ¥128,417 million. (Note: Products of Nidec Nemicon have been included in the “Others” segment until the previous period). Operating income in the segment was ¥12,415 million.

e) Others

Net sales of “Others” segment were ¥22,209 million, an increase of 23.3% as compared to the previous period. An increase in net sales was approximately ¥4,200 million, which mainly resulted from the sales of products by Sankyo Seiki and the sales of automobile parts by Nidec Tosok. Operating income in the segment increased by approximately ¥600 million as compared to the previous period, to ¥2,693 million.

2) Consolidated Financial Position

As for the changes in the balance sheet, total assets increased by ¥40,300 million from the end of the previous period as of March 31, 2004. For assets, these increased by ¥97,000 million partly due to the capital increase by Nidec Corporation as was stated above. Short-term borrowings of ¥58,200 million were repaid. As a result, the equity ratio improved to 42.8% (24.8% at the end of the previous period).

Cash flows

The balance of cash and cash equivalents at the end of the year was ¥70,111 million, a decrease of ¥3,281 million from the end of the previous period.

“Cash flow from operating activities” was ¥44,333 million, an increase of ¥12,923 million as compared to the previous period. In the current period, net income largely increased by ¥17,366 million from the previous period to ¥33,455 million and also for non-cash expenditures, income increased by ¥20,477 million due to depreciation expenses, minority interests and income by the equity method. On the other hand, cash expenditures increased by ¥8,410 million due to the decrease in unpaid retirement benefits and pensions, all those factors resulted in an increase of cash of approximately ¥29,400 million. However, cash expenditures also increased approximately ¥11,600 million in account receivables and an increase of approximately ¥4,900 million in other items.

“Cash flow from investing activities,” cash outflow was ¥45,888 million. Out of which, payments for capital investment were approximately ¥37,300 million. In addition, investment in subsidiaries were approximately ¥12,100 million. Capital investment increased by approximately ¥14,600 million as compared to the previous period.

“Cash flow from financing activities,” cash outflow was ¥2,494 million and to financing through a capital increase via a public offering and others was approximately ¥60,100 million, the repayment of short-term borrowings was approximately ¥57,800 million and dividend expenditures approximately ¥2,400 million.

3) Non-Consolidated Results

Non-consolidated net sales were ¥130,351 million, an increase of approximately ¥11,700 million, or 9.9%, as compared to the previous period. For sales by business segment, sales of small precision motors reached ¥124,092 million, an increase of approximately ¥11,400 million, or approximately 10%, and net sales of mid-size motors decreased by approximately ¥200 million, or approximately 5%, to ¥3,713 million. In addition, as a decrease of approximately ¥5,400 million in net sales from the appreciation in the yen was included, taking this into account, the increase in net sales will actually increase by approximately ¥17,100 million, or 14.4%.

Operating income was ¥2,352 million, an increase of slightly less than ¥900 million as compared to the previous period. A main reason for the increase in operating income was that sales of small precision motors increased as was stated above. Reccuring profit increased by approximately ¥8,700 million, to ¥13,468 million. This was due to the increase of approximately ¥900 million at the operating income level as well as a dividend increase of approximately ¥4,900 million from overseas and domestic subsidiaries, and exchange gains of ¥2,700 million.

As a result, income before provision for income taxes was ¥13,603 million, and net income was ¥12,425 million, which was a large increase, respectively, as compared to the previous period.

4) Business forecasts for the year ending March 31, 2006

The Company considers multiple elements of uncertainty surrounding its businesses for the fiscal 2005. In addition to the downturn in the US economy, which affects the majority of Japanese corporations, it remains unclear how the Chinese economy will respond to exchange fluctuations and the bottleneck in supply of raw materials. Further, it is a concern that political instability may give rise to an unexpected effect in corporate activities. Whether inventory adjustment in the field of digital information devices, which has progressed rather favorably, will end soon or be prolonged, or whether a reverse divergence between the product price and raw material price will be corrected or expand will largely affect the business. Under such changing circumstances, while it is very difficult to forecast demand correctly, our group will continue to pursue challenges not only in the motor business but also new growth by expanding the scope of related driving technology. We expect that the machinery segment and electronics and optical components segment of the group companies will further grow along with overall economic recovery.

Consolidated financial forecasts for the year ended March 31, 2006

Net sales	¥520,000 million	(107.0% over the previous fiscal year)
Operating income	¥55,000 million	(102.5% over the previous fiscal year)
Income before provision income taxes	¥55,000 million	(96.0% over the previous fiscal year)
Net income	¥34,000 million	(101.6% over the previous fiscal year)

Consolidated financial forecasts for first half of the year ended March 31, 2006

Net sales	¥245,000 million	(103.6% over the previous fiscal year)
Operating income	¥25,000 million	(103.8% over the previous fiscal year)
Income before provision income taxes	¥25,000 million	(91.1% over the previous fiscal year)
Net income	¥15,000 million	(93.5% over the previous fiscal year)

Non-consolidated financial forecasts for the year ended March 31, 2006

Net sales	¥140,000 million	(107.4% over the previous fiscal year)
Operating income	¥5,000 million	(212.6% over the previous fiscal year)
Recurring profit	¥10,000 million	(74.3% over the previous fiscal year)
Net income	¥7,500 million	(60.4% over the previous fiscal year)

Non-consolidated financial forecasts for first half of the year ended March 31, 2006

Net sales	¥70,000 million	(117.5% over the previous fiscal year)
Operating income	¥2,400 million	(368.7% over the previous fiscal year)
Recurring profit	¥4,500 million	(76.2% over the previous fiscal year)
Net income	¥3,500 million	(70.9% over the previous fiscal year)

Note:

1) Consolidated results were in compliance with U.S. GAAP

2) Preset exchange rate is 1US$ = ¥105. Rates for Asian currencies are set in conjunction with this rate.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

4. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	Yen in millions
	March 31				Increase or
	2005		2004		Decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥70,111		¥73,392		¥(3,281)
Trade notes receivable	17,351		17,431		(80)
Trade accounts receivable	112,568		96,509		16,059
Inventories
Finished goods	18,853		15,850		3,003
Raw materials	12,688		10,267		2,421
Work in process	13,009		15,016		(2,007)
Project in progress	964		886		78
Supplies and other	3,448		3,226		222
Prepaid expenses and other current assets	11,951		13,838		(1,887)
Total current assets	260,943	53.9	246,415	55.5	14,528

Marketable securities and other securities investments	18,495		19,892		(1,397)
Investments in and advances to affiliates	1,865		2,259		(394)
	20,360	4.2	22,151	5.0	(1,791)
Property, plant and equipment:
Land	31,774		30,532		1,242
Buildings	79,765		73,860		5,905
Machinery and equipment	178,594		163,401		15,193
Construction in progress	6,687		7,411		(724)
	296,820	61.3	275,204	62.0	21,616
Less - Accumulated depreciation	(147,614)	(30.5)	(142,792)	(32.2)	(4,822)
	149,206	30.8	132,412	29.8	16,794
Goodwill	40,664	8.4	28,078	6.3	12,586
Other non-current assets	13,000	2.7	14,830	3.4	(1,830)
Total assets	¥484,173	100.0	¥443,886	100.0	¥40,287

	Yen in millions
	March 31				Increase or
	2005		2004		Decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥28,478		¥86,636		¥(58,158)
Current portion of long-term debt	8,493		2,653		5,840
Trade notes and accounts payable	95,076		93,418		1,658
Other current liabilities	28,280		24,087		4,193
Total current liabilities	160,327	33.1	206,794	46.6	(46,467)

Long-term liabilities:
Long-term debt	37,833		45,025		(7,192)
Accrued pension and severance costs	11,128		29,836		(18,708)
Other long-term liabilities	12,338		3,054		9,284
Total long-term liabilities	61,299	12.7	77,915	17.5	(16,616)

Total liabilities	221,626	45.8	284,709	64.1	(63,083)

Minority interest in consolidated subsidiaries	55,507	11.4	49,131	11.1	6,376

Shareholders’ equity:
Common stock	61,180	12.6	28,995	6.5	32,185
Additional paid-in capital	63,799	13.2	31,822	7.2	31,977
Retained earnings	88,954	18.4	57,887	13.0	31,067

Foreign currency translation adjustments	(9,466)		(11,475)		2,009
Unrealized gains on securities	2,777		2,972		(195)
Minimum pension liability adjustment	(56)		(32)		(24)
Accumulated other comprehensive loss	(6,745)	(1.4)	(8,535)	(1.9)	1,790

Treasury stock, at cost	(148)	(0.0)	(123)	(0.0)	(25)
Total shareholders’ equity	207,040	42.8	110,046	24.8	96,994
Total liabilities and shareholders’ equity	¥484,173	100.0	¥443,886	100.0	¥40,287

Consolidated Statements of Income

	Year ended March 31,				Increase or
	2005		2004		Decrease
Net sales	¥485,861	100.0%	¥277,497	100.0%	¥208,364	75.1%
Cost of products sold	370,938	76.3	218,189	78.6	152,749	70.0
Selling, general and administrative expenses	35,340	7.3	28,542	10.3	6,798	23.8
Research and development expenses	25,918	5.4	8,751	3.2	17,167	196.2
Operation expenses	432,196	89.0	255,482	92.1	176,714	69.2
Operating income	53,665	11.0	22,015	7.9	31,650	143.8

Other income (expense):
Interest and dividend income	929	0.2	362	0.1	567	156.6
Interest expenses	(871)	(0.2)	(862)	(0.3)	(9)	1.0
Foreign exchange gain (loss), net	2,377	0.5	(3,149)	(1.1)	5,526	-
Gain (loss) from marketable securities, net	1,586	0.3	816	0.3	770	94.4
Gain (loss) from derivative instruments, net	(175)	(0.0)	(5)	(0.0)	(170)	3,400.0

Other, net	(221)	(0.0)	462	0.2	(683)	-
Total	3,625	0.8	(2,376)	(0.8)	6,001	-
Income before provision for income taxes	57,290	11.8	19,639	7.1	37,651	191.7
Provision for income taxes	(12,847)	(2.7)	(5,424)	(2.0)	(7,423)	136.9
Income before minority interest and equity in earnings of affiliated companies	44,443	9.1	14,215	5.1	30,228	212.6
Minority interest in income (loss) of consolidated subsidiaries	10,954	2.2	648	0.2	10,306	1,590.4
Equity in net (income) /loss of affiliated companies	34	0.0	(2,522)	(0.9)	2,556	-
Net income	¥33,455	6.9%	¥16,089	5.8%	¥17,366	107.9%

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains on securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)
Total comprehensive income							35,245
Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	570,665	1,940	1,940				3,880
Issuance of new shares	5,620,000	30,084	30,077				60,161
Issuance cost of new stock			(207)				(207)
Exercise of stock option	43,900	161	161				322
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)
Balance at March 31, 2005	71,252,463	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2003	63,574,729	¥26,485	¥25,817	¥43,709	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income				16,089			16,089
Other comprehensive income (loss):
Foreign currency translation adjustments					(5,785)		(5,785)
Unrealized gains on securities, net of reclassification adjustment					2,747		2,747
Minimum pension liability adjustment					1,890		1,890
Total comprehensive income							14,941
Dividends paid				(1,910)			(1,910)
Conversion of convertible debt	860,179	2,510	2,510				5,020
New shares issued upon shares exchange	582,990		3,495				3,495
Purchase of treasury stock						(57)	(57)
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046

4) Consolidated Statements of Cash Flows

	Yen in millions
	For the year ended March 31		Increase or
	2005	2004	Decrease
Cash flows from operating activities:
Net income	¥33,455	¥16,089	¥17,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	22,105	14,490	7,615
Loss (gain) on sales of marketable securities	(1,618)	(816)	(802)
Loss on devaluation of marketable securities	32	-	32
Loss on sales and disposal of property, plant and equipment	1,479	819	660
Minority interest in income of consolidated subsidiaries	10,954	648	10,306
Equity in net (income) losses of affiliated companies	34	（2,522)	2,556
(Gain) loss from derivative instruments, net	175	5	170
Foreign currency adjustments	(752)	3,566	(4,318)
Accrual for pension and severance costs, net payments	(9,352)	(942)	(8,410)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(15,132)	(3,559)	(11,573)
Decrease (increase) in inventories	(3,254)	(5,959)	2,705
Increase in notes and accounts payable	968	5,699	(4,731)
(Decrease) increase in accrued income taxes	2,303	876	1,427
Other	2,936	3,016	(80)
Net cash provided by operating activities	¥44,333	¥31,410	¥12,923

	Yen in millions
	For the year ended March 31		Increase or
	2005	2004	Decrease
Cash flows from investing activities:
Additions to property, plant and equipment	¥(37,257)	¥(22,631)	¥(14,626)
Proceeds from sales of property, plant and equipment	2,510	893	1,617
Purchases of marketable securities	(3)	(2,176)	2,173
Proceeds from sales of marketable securities	2,739	1,780	959
Investments in and advances to affiliated companies	-	(14,807)	14,807
Proceeds from sales of investments in affiliated companies	344	955	(611)
Payments for additional investments in subsidiaries	(12,103)	(1,057)	(11,046)
Acquisitions of consolidated subsidiaries, net of cash acquired	23	16,435	(16,412)
Other	(2,141)	(525)	(1,616)
Net cash used in investing activities	(45,888)	(21,133)	(24,755)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(57,824)	11,204	(69,028)
Proceeds from issuance of long-term debt	2,868	0	2,868
Repayments of long-term debt	(4,442)	(7,774)	3,332
Proceeds from issuance of corporate bonds	-	30,873	(30,873)
Proceeds from issuance of new shares	60,133	-	60,133
Dividends paid	(2,388)	(1,910)	(478)
Other	(841)	101	(942)
Net cash (used in) provided by financing activities	(2,494)	32,494	(34,988)
Effect of exchange rate changes on cash and cash equivalents	768	(2,418)	3,186
Net (decrease) increase in cash and cash equivalents	(3,281)	40,353	(43,634)
Cash and cash equivalents at beginning of year	73,392	33,039	40,353
Cash and cash equivalents at end of year	¥70,111	¥73,392	¥(3,281)

Scope of consolidation and application of the equity method

(1) Scope of consolidation

	As of
	March 31, 2005	March 31, 2004
Number of consolidated subsidiaries	89	88

Changes from March 31, 2004

Newly included in consolidation: 4
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	1	Taiwan Nissin Koki Co., Ltd.
Newly established	3	Nidec Power Motor (Zhejiang) Co., Ltd. Nidec Logistics Consulting (Pinghu) Corporation Sankyo Seiki Fuzhou H.K. Co., Ltd.

Excluded from consolidation: 3
Decreased in consolidation because Nidec Corporation’s share of ownership and voting rights decreased	1	Nemicon Noise Corporation
Decreased in consolidation because it was merged with another consolidated subsidiary	2	Sankyo Quoris Co., Ltd. Sankyo Total Service Co., Ltd.

(2) Application of equity method

	As of
	March 31, 2005	March 31, 2004
Number of affiliates accounted for by the equity method	4	7

Changes from March 31, 2004

Excluded from accounted for by the equity method: 3
Decreased in accounted for by the equity method because it became to consolidated subsidiary	1	Taiwan Nissin Koki Co., Ltd.
Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased	1	Orientec Corporation
Decreased in accounted for by the equity method because it is no importance for liquidation	1	Advance-Probe Co., Ltd.

Segment information

1) Operating Segment Information

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥130,351	15.4%	¥118,636	24.1%	¥11,715	9.9%
Nidec Electronics (Thailand) Co., Ltd.	58,131	6.8	50,797	10.3	7,334	14.4
Nidec (Dalian) Limited	39,432	4.6	31,382	6.4	8,050	25.7
Nidec Taiwan Corporation	12,352	1.5	13,605	2.8	(1,253)	(9.2)
Nidec Singapore Pte. Ltd.	46,805	5.5	39,749	8.1	7,056	17.8
Nidec Philippines Corporation	22,225	2.6	23,628	4.8	(1,403)	(5.9)
Sankyo Seiki Mfg. Co., Ltd.	88,193	10.4	11,420	2.3	76,773	672.3
Nidec Copal Corporation	63,418	7.5	10,530	2.1	52,888	502.3
Nidec Tosok Corporation	24,649	2.9	21,877	4.5	2,772	12.7
Nidec Copal Electronics Corporation	23,008	2.7	3,226	0.7	19,782	613.2
Nidec Shibaura Corporation	23,797	2.8	20,196	4.1	3,601	17.8
Nidec Shimpo Corporation	12,643	1.5	10,059	2.0	2,584	25.7
Nidec Power Motor Corporation	9,975	1.2	8,133	1.7	1,842	22.6
Nisshin Kohki Co., Ltd.	13,682	1.6	2,277	0.5	11,405	500.9
All others	280,449	33.0	125,912	25.6	154,537	122.7
Sub-total	849,110	100.0%	491,427	100.0%	357,683	72.8
Adjustments and eliminations	(363,249)	-	(213,930)	-	(149,319)	-
Consolidated total	¥485,861	-	¥277,497	-	¥208,364	75.1%

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
Operating income:
Nidec Corporation	¥2,351	5.0%	¥1,483	5.9%	¥868	58.5%
Nidec Electronics (Thailand) Co., Ltd.	8,649	18.3	8,590	34.0	59	0.7
Nidec (Dalian) Limited	2,436	5.2	2,486	9.8	(50)	(2.0)
Nidec Taiwan Corporation	130	0.3	362	1.4	(232)	(64.1)
Nidec Singapore Pte. Ltd.	1,935	4.1	2,489	9.9	(554)	(22.3)
Nidec Philippines Corporation	(379)	(0.8)	1,422	5.6	(1,801)	-
Sankyo Seiki Mfg. Co., Ltd.	7,624	16.1	(2,581)	(10.2)	10,205	-
Nidec Copal Corporation	3,195	6.8	586	2.3	2,609	445.2
Nidec Tosok Corporation	1,053	2.2	1,450	5.7	(397)	(27.4)
Nidec Copal Electronics Corporation	3,583	7.6	307	1.2	3,276	1,067.1
Nidec Shibaura Corporation	1,356	2.9	801	3.2	555	69.3
Nidec Shimpo Corporation	1,397	2.9	826	3.3	571	69.1
Nidec Power Motor Corporation	(392)	(0.8)	251	1.0	(643)	-
Nisshin Kohki Co., Ltd.	946	2.0	229	0.9	717	313.1
All others	13,302	28.2	6,568	26.0	6,734	102.5
Sub-total	47,186	100.0	25,269	100.0	21,917	86.7
Adjustments and eliminations	6,479	-	(3,254)	-	9,733	-
Consolidated total	¥53,665	-	¥22,015	-	¥31,650	143.8%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,586	¥9,066	¥98	¥16,554
Debt securities	5	0	-	5
Total	¥7,591	¥9,066	¥98	¥16,559

Securities not practicable to fair value
Equity securities	¥1,936

	Yen in millions
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,450	¥9,473	¥162	¥17,761
Debt securities	83	0	5	78
Total	¥8,533	¥9,473	¥167	¥17,839

Securities not practicable to fair value
Equity securities	¥2,053

Supplemental Information

1) Consolidated statements of income (Quarterly)

	Three months ended March 31,				Increase or
	2005		2004		Decrease
Net sales	¥121,232	100.0%	¥94,176	100.0%	¥27,056	28.7%
Cost of products sold	91,111	75.2	74,095	78.7	17,016	23.0
Selling, general and administrative expenses	7,920	6.5	13,037	13.8	(5,117)	(39.2)
Research and development expenses	7,113	5.9	3,001	3.2	4,112	137.0
Operation expenses	106,144	87.6	90,133	95.7	16,011	17.8
Operating income	15,088	12.4	4,043	4.3	11,045	273.2

Other income (expense):
Interest and dividend income	311	0.3	186	0.2	125	67.2
Interest expenses	(127)	(0.1)	(276)	(0.3)	149	(54.0)
Foreign exchange gain (loss), net	2,788	2.3	(337)	(0.4)	3,125	-
Gain (loss) from marketable securities, net	124	0.1	811	0.9	(687)	(84.7)
Gain (loss) from derivative instruments, net	(224)	(0.2)	(5)	(0.0)	(219)	4,380.0

Other, net	(284)	(0.2)	(10)	(0.0)	(274)	2,740.0
Total	2,588	2.2	369	0.4	2,219	-
Income before provision for income taxes	17,676	14.6	4,412	4.7	13,264	300.6
Provision for income taxes	(4,489)	(3.7)	(1,785)	(1.9)	(2,704)	151.5
Income before minority interest and equity in earnings of affiliated companies	13,187	10.9	2,627	2.8	10,560	402.0
Minority interest in income (loss) of consolidated subsidiaries	3,922	3.2	(333)	(0.3)	4,255	(1,277.8)
Equity in net (income) /loss of affiliated companies	(45)	(0.0)	(1,685)	(1.8)	1,640	-
Net income	¥9,310	7.7%	¥4,645	4.9%	¥4,665	100.4%

2) Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥222,714	¥35,564	¥76,957	¥128,417	¥22,209	¥485,861	¥(-)	¥485,861
Intersegment	291	92	9,345	728	2,883	13,339	(13,339)	-
Total	223,005	35,656	86,302	129,145	25,092	499,200	(13,339)	485,861
Operating expenses	196,982	35,400	74,316	116,730	22,399	445,827	(13,631)	432,196
Operating income	¥26,023	¥256	¥11,986	¥12,415	¥2,693	¥53,373	¥292	¥53,665

	Japanese yen (Millions)
	Year ended March 31, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥172,476	¥32,574	¥31,240	¥23,188	¥18,019	¥277,497	¥(-)	¥277,497
Intersegment	3	21	6,298	22	206	6,550	(6,550)	-
Total	172,479	32,595	37,538	23,210	18,225	284,047	(6,550)	277,497
Operating expenses	155,158	30,678	35,169	21,640	16,142	258,787	(3,305)	255,482
Operating income	¥17,321	¥1,917	¥2,369	¥1,570	¥2,083	¥25,260	¥(3,245)	¥22,015

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3) Sales by Geographic Segment

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
Japan	¥292,822	60.3%	¥149,392	53.8%	¥143,430	96.0%
America	8,200	1.7	5,378	1.9	2,822	52.5
Singapore	59,989	12.3	39,056	14.1	20,933	53.6
Thailand	42,653	8.8	36,610	13.2	6,043	16.5
Philippines	5,557	1.1	2,230	0.8	3,327	149.2
China	23,771	4.9	13,439	4.8	10,332	76.9
Other	52,869	10.9	31,392	11.4	21,477	68.4
Total	¥485,861	100.0%	¥277,497	100.0%	¥208,364	75.1%

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

4) Sales by Region

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
North America	¥17,845	3.7%	¥7,389	2.7%	¥10,456	141.5%
Asia	268,830	55.3	168,655	60.8	100,175	59.4
Other	22,141	4.6	8,439	3.0	13,702	162.4
Overseas sales total	308,816	63.6	184,483	66.5	124,333	67.4
Japan	177,045	36.4	93,014	33.5	84,031	90.3
Consolidated total	¥485,861	100.0%	¥277,497	100.0%	208,364	75.1%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

NON-CONSOLIDATED FINANCIAL STATEMENTS

(YEAR ENDED MARCH 31, 2005)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: April 25, 2005

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Non-Consolidated Financial Performance (from April 1, 2004 to March 31, 2005)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Year ended March 31
	2005	2004
Net sales	¥130,351	¥118,636
Percent change from the previous period	9.9%	(8.2%)
Operating income	2,352	1,482
Percent change from the previous period	58.7%	(57.9%)
Recurring profit	13,468	4,785
Percent change from the previous period	181.5%	(34.0%)
Net income	12,425	2,695
Percent change from the previous period	361.0%	(45.7%)
Net income per share, basic(Yen)	¥176.03	¥40.83
Net income per share, diluted	¥167.93	¥39.97
Return on equity	9.1%	2.9%
Recurring profit to total assets	5.6%	2.5%
Recurring profit to net sales	10.3%	4.0%

Notes:

(1) Average number of shares issued and outstanding at the beginning and end of the years:

69,734,952 shares for the year ended March 31, 2005

64,062,509 shares for the year ended March 31, 2004

(2) Change in accounting method: Not-applicable

(3) Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Dividend condition

	Japanese yen (Yen)
	Year ended March 31,
	2005	2004
Amount dividend per share (Annual)	¥45.00	¥30.00
Interim dividend per share	20.00	15.00
Year-end dividend per share	25.00	15.00
Dividend amount	¥3,194 million	¥1,931 million
Dividend payout ratio	25.6%	73.5%
Dividend to shareholders’ equity	1.8%	1.9%

Note: Dividend for the period ended March 31, 2004 includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation.

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	Year ended March 31,
	2005	2004
Total assets	¥261,575	¥217,141
Shareholders’ equity	174,447	100,125
Shareholders’ equity to total assets	66.7%	46.1%
Shareholders’ equity per share (Yen)	2,446.73	1,539.07

Note: Number of shares issued and outstanding at the end of the respective years :

71,236,861 shares at March 31, 2005

65,003,538 shares at March 31, 2004

Treasury stock:

15,602 shares at March 31, 2005

14,360 shares at March 31, 2004

2. Forecast of Non-Consolidated Financial Performance

(For the year ending March 31, 2006)

	Japanese yen (Millions) except for per share data
	Six months ended September 30	Year ended March 31
	2005	2006
Net sales	¥70,000	¥140,000
Operating income	2,400	5,000
Recurring income	4,500	10,000
Net income	3,500	7,500
Dividend per share (Interim)	¥22.50	-
Dividend per share (Annual)	-	¥22.50

Reference: Forecast net income per share for the year is 103.18 yen.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2005		2004
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥9,944		¥10,391		¥(447)
Notes receivable	1,132		908		224
Accounts receivable	39,806		30,034		9,772
Finished products	2,232		2,178		54
Raw materials	46		85		(39)
Work in process	192		183		9
Supplies	114		84		30
Advances	5		11		(6)
Prepaid expenses	368		140		228
Deferred income taxes	1,488		650		838
Short-term loans to affiliates	30,167		4,168		25,999
Other receivables	5,489		7,473		(1,984)
Other current assets	52		85		(33)
Allowance for doubtful accounts	(742)		(195)		(547)
Total current assets	90,293	34.5	56,203	25.9	34,090
Fixed assets:
Tangible assets	22,476	8.6	27,796	12.8	(5,320)
Buildings	8,720		9,070		(350)
Structures	185		211		(26)
Machinery and equipment	1,191		1,205		(14)
Vehicles and delivery equipment	12		15		(3)
Tools, furniture and fixtures	1,464		1,568		(104)
Land	9,987		15,667		(5,680)
Construction in progress	917		56		861
Intangible assets	133	0.1	267	0.1	(134)
Goodwill	-		119		(119)
Patents	1		0		1
Software	81		93		(12)
Other intangible assets	51		52		(1)
Investments and other assets	148,673	56.8	132,874	61.2	15,799
Investment in securities	8,203		8,410		(207)
Investment securities of affiliates	125,145		112,171		12,974
Investments other than securities	3		420		(417)
Investment in affiliates	9,676		8,832		844
Long-term loans to affiliates	986		973		13
Bankruptcy and other claims	492		491		1
Long-term prepaid expenses	638		33		605
Deferred income taxes	2,197		1,444		753
Other (investments)	1,876		620		1,256
Allowance for doubtful accounts	(543)		(524)		(19)
Total fixed assets	171,282	65.5	160,938	74.1	10,344
Total assets	¥261,575	100.0	¥217,141	100.0	¥44,434

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2005		2004
	Amount	%	Amount	%
Current liabilities
Notes payable	¥133		¥228		¥(95)
Accounts payable	27,078		20,430		6,648
Short-term borrowings	11,200		43,931		(32,731)
Current portion of long-term debt	914		1,453		(539)
Current portion of convertible bond	5,394		-		5,394
Accrued liabilities	2,638		5,203		(2,565)
Accrued expenses	617		547		70
Income taxes payable	1,674		370		1,304
Advances received	10		8		2
Deposits received	135		82		53
Deferred credit	606		4		602
Accrued bonuses to employees	1,062		983		79
Notes payable for construction	485		71		414
Other current liabilities	4		9		(5)
Total current liabilities	51,950	19.9	73,324	33.8	(21,374)
Non-current liabilities
Corporate bonds	30,000		30,000		-
Convertible bonds	-		9,274		(9,274)
Long-term debt	1,205		2,368		(1,163)
Accrued severance and benefit costs	998		659		339
Accrued retirement benefit to directors	107		541		(434)
Discount on bond	638		817		(179)
Other current non-current liabilities	2,230		29		2,201
Total fixed liabilities	35,178	13.4	43,691	20.1	(8,513)
Total liabilities	87,128	33.3	117,016	53.9	(29,888)
Shareholders’ equity
Common stock	61,180	23.4	28,994	13.4	32,186
Additional paid-in capital	65,403	25.0	33,223	15.3	32,180
Retained earnings	47,242	18.1	37,172	17.1	10,070
Legal reserve	721		720		1
Reserve for general purpose	33,150		32,550		600
Unappropriated retained earnings	13,371		3,901		9,470
(of which, Net income)	12,425		2,695		9,730
Land revaluation reserve	(813)	(0.3)	(701)	(0.3)	(112)
Net unrealized loss on securities	1,583	0.6	1,559	0.7	24
Treasury stock	(148)	(0.1)	(123)	(0.1)	(25)
Total shareholders’ equity	174,447	66.7	100,125	46.1	74,322
Total liabilities and shareholders’ equity	¥261,575	100.0	¥217,141	100.0	¥44,434

2) Non-Consolidated Statements of Income

For the year ended March 31, 2005 and 2004

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	Amount	%	Amount	%
Net sales	¥130,351	100.0	¥118,636	100.0	¥11,715	9.9
Cost of sales	114,841	88.1	105,200	88.7	9,641	9.2
Gross profit	15,510	11.9	13,436	11.3	2,074	15.4
Selling, general and administrative expenses	13,158	10.1	11,953	10.1	1,205	10.1
Operating income	2,352	1.8	1,482	1.2	870	58.7
Other income	11,903	9.1	5,634	4.7	6,269	111.3
Interest income	319		120		199
Dividend income	9,774		4,915		4,859
Foreign exchange gains, net	1,026		-		1,026
Other	784		598		186
Other expenses	787	0.6	2,330	1.9	(1,543)	(66.2)
Interest expenses	153		192		(39)
Interest on corporate bonds	64		85		(21)
Sales discount	112		32		80
Foreign exchange loss, net	-		1,705		(1,705)
Share issuance expense	322		0		322
Other	136		315		(179)
Recurring profit	13,468	10.3	4,785	4.0	8,683	181.5
Extraordinary gains	1,165	0.9	1,485	1.3	(320)	(21.5)
Gain on sale of fixed assets	43		15		28
Gain on sale of marketable securities	632		466		166
Gain on sale of investment in affiliates	1		2		(1)
Gain on reversal of allowance for doubtful accounts	-		22		(22)
Gain on reversal of provision for retirement allowances for directors and corporate auditors	382		-		382
Gain on return of substitutional portion of governmental welfare pension program	-		972		(972)
Other	107		6		101
Extraordinary losses	1,030	0.8	1,176	1.0	(146)	(12.4)
Loss on disposal of property, plant and equipment	222		263		(41)
Loss on write-down of marketable securities	-		6		(6)
Loss on sale of investment in affiliates Relocation of headquarters and laboratory	- -		613 292		(613) (292)
Loss on support of subsidiary	808		-		808
Other	-		0		(0)
Income before income taxes	13,603	10.4	5,095	4.3	8,508	167.0
Income taxes (Current)	2,799	2.1	1,469	1.2	1,330
Income taxes (Deferred)	(1,621)	(1.2)	930	0.8	(2,551)
Net income	¥12,425	9.5	¥2,695	2.3	¥9,730	361.0
Retained earnings brought forward from previous period	2,247		2,162		85
Unappropriated retained earnings from acquired company	112		-		112
Interim dividend payments	1,413		956		457
Unappropriated retained earnings for the period	¥13,371		¥3,901		¥9,470	242.8

3) Proposal for Appropriation Retained Earnings

Japanese yen (Millions)
Unappropriated profit	¥13,371
This will be appropriated as follows ;
Dividend payments(¥25 per share)	1,781
Bonuses to directors	142
Bonuses to corporate auditors	8
General reserve	8,500
Retained earnings to be carried forward	¥2,940

Notes: Interim dividends of ¥1,412,675,280 (¥20 per share) were paid on December 10, 2004.

4) Significant accounting policy

1. Securities

Held-to-maturity securities:

Amortized cost method

Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2005. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

Finished goods, materials, work in progress:

Stated at the lower of cost or market method with cost determined using the moving average method.

Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Amortization of goodwill is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets

Stock issuance cost: Recognized as expensed

6. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2005, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the year.

Nidec terminated its Retirement Benefit System effective December 31, 2004 in accordance with a resolution adopted at its Board of Directors held on December 15, 2004. The payment of retirement benefits to Nidec’s directors retiring at the Annual General Meeting of Shareholders to be held in June 2005 will be made corresponding to their term of office up to the date of the said Annual General Meeting of Shareholders subject to shareholder approval. Accordingly, the financial statements under review present total sum of retirement benefits to be paid to the directors retiring on the stated schedule.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities: With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important respects to preparation method of financial statements

Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2005	As of March 31, 2004
Investment in securities	¥-	¥1,442
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	-	250
Long-term debt	-	250

2. Depreciation amount deducted from acquisition cost of tangible fixed assets

Buildings: ¥26 million as of March 31, 2005 and March 31, 2004.

3. Authorized share capital and issued and outstanding

		(Unit: shares)
	As of March 31, 2005	As of March 31, 2004
Authorized share capital	240,000,000	240,000,000
Issued and outstanding	71,252,463	65,017,898

4. Treasury shares

		(Unit: shares)
	As of March 31, 2005	As of March 31, 2004
The number of treasury shares	15,602	14,360

5. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

Japanese yen (Millions)
As of March 31
	2005	2004
(Group companies)
Nidec Philippines Corporation	1,289 (US$ 12,000th.)	4,211 (US$ 36,900th.)
Nidec Precision Philippines Corporation	-	825
Nidec Tosok (Vietnam) Co., Ltd.	-	393 (US$ 3,724th.)
Nidec America Corporation	-	62 (US$ 595th.)
Nidec (ZheJiang) Corporation	322 (US$ 3,000th.)	634 (US$ 6,000th.)
Nidec Singapore Pte. Ltd.	-	52 (US$ 497th.)
Nidec (DongGuan) Ltd	215 (US$ 2,000th.)	211 (US$ 2,000th.)
Total	1,826 (US$ 17,000th.)	6,391 (US$ 49,716th.)

Note to Non-Consolidated Statements of Income

	Japanese yen (millions)
	For the year ended March 31,
	2005	2004
Research and Development expenses included in SG&A expenses and cost of sales	¥14,978	¥5,725

Notes to Marketable Securities

As of March 31, 2005

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥91,969	¥205,876	¥113,907
Investment in affiliates	-	-	-
Total	¥91,969	¥205,876	¥113,907

As of March 31, 2004

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

Increase of issued number of shares

	Number of shares to be issued	Offering price or conversion price	Amount of issue price to be accounted to stated capital
	share	Yen	Yen in million
Increase in conversion of convertible debt	570,665	(Note 1)	¥1,940 million
Increase by exercising of stock option	43,900	¥7,350	161 million
Increase through offering of newly issued shares.	5,000,000	11,041	26,765 million
Increase through Allocation of new shares to a Third Party	620,000	¥10,704.70 (Note 2)	3,319 million
Total	6,234,565	-	¥32,185 million

Note:

1) The conversion price of unsecured 0.8% convertible bonds, due 2006 is adjusted due to issuance of new shares because of capital increase by public offering and allocation to a third party.

The adjustment is based on the agreement with commissioned company for bondholders.

Conversion price before adjustment in connection with public offering	¥6,842.00
Adjusted conversion price in connection with public offering	¥6,802.80
Adjusted conversion price in connection with allocation to a third party	¥6,798.90

2) This is the issue price to the third party allocated new shares.

6. CHANGE IN DIRECTOR

1. Proposed change in Representative Director

Not applicable

2. Proposed changes in other Members of the Board of Directors

(1) New Board Director

Akira Kagata	Current Senior Executive Director of Nidec Corporation, Representative of Central Technical Laboratory and Mineyama Precision Machining Center

(2) Retiring Board Director

Yoshiharu Kinugawa	Current Managing Director, Supervisor of Central Technical Laboratory and Nagano Technical Center
Toshihiro Kimura	Current Director, Deputy Chairman and President of Nidec (Zhejiang) Corporation, Supervisor of Nidec Group Industrial Park in Pinghu, China, Chairman of Nidec Total Service (Zhejiang) Corporation

Election of new directors will be submitted for, and subject to, approval at the Company's Ordinary General Meeting of Shareholders to be held on June 23, 2005.

Yoshiharu Kinugawa will be appointed as Senior Executive Advisor (to Representative Director of the Company) on June 23, 2005. Toshihiro Kimura will be appointed as part-time Corporate Advisor of the Company on the same date, subsequent to his appointment as Senior Managing Director of Nidec Shibaura Corporation scheduled for June 6, 2005.